Exhibit 2

ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 66881
Israel
____________________________________

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on June 20, 2012
11:00 a.m.
____________________________________

To Our Shareholders:

Notice is hereby given that the annual meeting of shareholders of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at the Company’s offices at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 66881, Israel on Wednesday, June 20, 2012, at 11:00 a.m., Israel time, and thereafter as it may be adjourned from time to time (the “Shareholders Meeting”).

The agenda of the Shareholders Meeting will be as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant and Oded Akselrod as directors;

2.	Reelection of Barry Ben Zeev as external director for an additional three-year term;

3.	Approval of terms of service of Barry Ben Zeev, the external director;

4.	Approval of terms of service of current and future directors of the Company;

5.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2012 and until the next annual meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services;

6.	Approval of amendments to the Company’s Second Amended and Restated Articles of Association, as more fully described in the proxy statement;

7.
Approval of the grant of an amended indemnification undertaking to the Company’s current and future directors and to office holders who are deemed to be controlling shareholders, which includes an undertaking to provide them with liability insurance;

8.	Approval of grant of exemption letters to current and future office holders who are deemed to be controlling shareholders; and

9.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2011.

The Company’s Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying Proxy Statement.

Only shareholders of record at the close of business on May 21, 2012 are entitled to notice of, and to vote at, the Shareholders Meeting or any adjournment(s) thereof.

The Company expects that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about May 22, 2012.

Each of the resolutions to be presented at the Shareholders Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Shareholders Meeting on the matter presented for passage. However, the approval of the proposals under Items 2 and 8 and portions of the proposals under Items 3, 6 and 7 is required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. In addition, as more fully explained in the Proxy Statement, an exemption is available under the Companies Regulations (Relief for Transactions with Interested Parties), 2000 for a portion of the proposal under Item 7.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Second Amended and Restated Articles of Association, the right to vote at the Shareholders Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Shareholders Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

The Company knows of no other matters to be submitted at the Shareholders Meeting other than as specified in the Notice of Annual Meeting of Shareholders included with this Proxy Statement. If any other business is properly brought before the Shareholders Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with his or her respective discretionary authority and best judgment.

Shareholders wishing to express their position on an agenda item for the Shareholders Meeting may do so by submitting a written statement to the Company’s offices at the above address no later than May 31, 2012.

You are cordially invited to attend the Shareholders Meeting. Whether or not you plan to be present at the Shareholders Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company’s Second Amended and Restated Articles of Association, your proxy must be received by 11:00 a.m., Israel time, on June 18, 2012 (two days prior to the Shareholders Meeting), to be counted for the Shareholders Meeting. If you are a record shareholder present at the Shareholders Meeting and desire to vote in person, you may revoke your appointment of proxy at the Shareholders Meeting so that you may vote your shares personally.

By Order of the Board of Directors,

/s/ Shlomo Nehama
Shlomo Nehama
Chairman of the Board of Directors

May 16, 2012

- ii -

ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 66881
Israel
____________________________________

PROXY STATEMENT FOR AN ANNUAL MEETING OF SHAREHOLDERS
To be held on June 20, 2012
11:00 a.m.
____________________________________

The annual meeting of shareholders of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay,” the “Company,” “us,” “we” or “our”) will be held at our offices at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 66881, Israel on Wednesday, June 20, 2012, at 11:00 a.m., Israel time, and thereafter as it may be adjourned from time to time (the “Shareholders Meeting”).

SOLICITATION OF PROXIES

It is proposed that at the Shareholders Meeting, resolutions be adopted as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant and Oded Akselrod as directors;

2.	Reelection of Barry Ben Zeev as external director for an additional three-year term;

3.	Approval of terms of service of Barry Ben Zeev, the external director;

4.	Approval of terms of service of our current and future directors;

5.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2012 and until the next annual meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services;

6.	Approval of amendments to the Company’s Second Amended and Restated Articles of Association, as more fully described herein;

7.
Approval of the grant of an amended indemnification undertaking to the Company’s current and future directors and to current and future office holders who are deemed to be controlling shareholders, which includes an undertaking to provide them with liability insurance;

8.	Approval of grant of exemption letters to current and future office holders who are deemed to be controlling shareholders; and

9.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2011.

The proxy materials are being mailed to our shareholders as of May 21, 2012 (the “Record Date”), on or about May 22, 2012.

A form of proxy for use at the Shareholders Meeting and a return envelope for the proxy are enclosed.  Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Shareholders Meeting, Ms. Kalia Weintraub, our Chief Financial Officer, and Mr. Eran Zupnik, our EVP of Business Development, or either one of them, will vote, as proxy, the ordinary shares represented thereby at the Shareholders Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors. In accordance with our Second Amended and Restated Articles of Association (as amended from time to time, the “Articles of Association”), your proxy must be received by us by 11:00 a.m., Israel time, on June 18, 2012 (two days prior to the date of the Shareholders Meeting) in order to be counted at the Shareholders Meeting.

The enclosed form of proxy is solicited by our Board of Directors for use at the Shareholders Meeting and at any adjournments of the Shareholders Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means.  Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above, indicating that its/his/her proxy is revoked, by timely submitting another proxy with a later date, or by attending the Shareholders Meeting and voting in person after properly requesting that the proxy submitted be revoked. Shareholders who are not registered directly with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, must timely present a legal proxy from their broker, bank or other nominee, in order to vote in person at the Shareholders Meeting.

RECORD DATE; QUORUM

Only shareholders of record at the close of business on May 21, 2012 are entitled to notice of, and to vote at, the Shareholders Meeting or any adjournment(s) thereof. As of May 1, 2012, we had 10,698,106 issued and outstanding ordinary shares (this number does not include 79,920 ordinary shares that were held at that date by us as treasury shares under Israeli law, all of which were repurchased by us). Each ordinary share, other than ordinary shares held by us as treasury shares, is entitled to be counted for purposes of a quorum and to one vote on each matter to be voted on at the Shareholders Meeting. Our Articles of Association do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Shareholders Meeting, in person or by proxy, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. If within half an hour from the time appointed for the Shareholders Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place. The requisite quorum at an adjourned meeting shall be any two or more members, present in person or by proxy at the meeting.

VOTING RIGHTS; REQUIRED VOTES

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on “routine” matters. Please note that the uncontested election of directors is not considered a “routine” matter under such rules. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Shareholders Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

Each of the resolutions to be presented at the Shareholders Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Shareholders Meeting on the matter presented for passage. However, the approval of the proposals under Items 2 and 8 and portions of the proposals under Items 3, 6 and 7 is required to comply with additional special “disinterested” voting requirements as set forth herein.

While the portion of the proposal under Item 7 concerning the provision of liability insurance for our office holders (see Item 6 of this Proxy Statement for the definition of the term office holders) who are also deemed to be controlling shareholders (currently Messrs. Nehama, Fridrich and Raphael) is ordinarily subject to shareholder approval, it is exempt from such approval under the Companies Regulations (Relief for Transactions with Interested Parties), 2000 (the “Relief Regulations”) and pursuant to the determination of the Audit Committee and Board of Directors of the Company described more fully in Item 7 below. Nevertheless, pursuant to Regulation 1[3](a) of the Relief Regulations, one or more of our shareholders holding at least 1% of our issued share capital or our voting rights have the right to oppose such exemption in writing. ANY OPPOSITION MUST BE RECEIVED BY US NO LATER THAN 14 DAYS FOLLOWING THE PUBLICATION OF THIS PROXY STATEMENT. In the event of such opposition, the provision of liability insurance for our office holders who are also deemed to be controlling shareholders will require the approval of our shareholders by the special majority described in Item 7.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares by each person known by us, to the best of our knowledge, to be the beneficial owner of more than 5% of our ordinary shares as of May 1, 2012 (except as otherwise indicated below). Each of our shareholders has identical voting rights with respect to each of its shares.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)	4,016,842	37.6%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)	2,841,440	26.6%
Zohar Zisapel (7)	565,004	5.3%

___________________________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from May 1, 2012 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,698,106 ordinary shares outstanding as of May 1, 2012. This number of outstanding ordinary shares does not include a total of 79,920 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
According to information provided by the holders, the 4,016,842 ordinary shares beneficially owned by Mr. Nehama, a director nominee, consist of: (i) 3,551,869 ordinary shares held by S. Nechama Investments (2008) Ltd., an Israeli company (“Nechama Investments”), which constitute approximately 33.2% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 4.4% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together shares directly held by him) approximately 37.6% of our outstanding ordinary shares.

(3)
According to information provided by the holder, Kanir Joint Investments (2005) Limited Partnership (“Kanir”) is an Israeli limited partnership. Kanir Investments Ltd. (“Kanir Ltd.”), in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are director nominees, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their personal holdings as set forth in footnote (4), 30.8% and 28%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares.

(4)
According to information provided by Hemi Raphael, Mr. Raphael beneficially owns 454,524 ordinary shares, consisting of: (i) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.9% of our outstanding shares and (ii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 4.3% of our outstanding ordinary shares. According to information provided by Mr. Fridrich, Mr. Fridrich directly owns 148,567 ordinary shares, which constitute approximately 1.4% of our outstanding shares

(5)
In March 2008, Nechama Investments and Kanir entered into a shareholders agreement that included, among other things, agreements as to the voting of our ordinary shares held by the parties and as to the disposition of certain of our ordinary shares held by the parties (the “2008 Shareholders Agreement”). By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,393,309 ordinary shares, which constitute approximately 59.8% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,359,751 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, taking into account the shares directly and indirectly held by Messrs. Nehama, Raphael and Fridrich, they may be deemed to beneficially own approximately 64.1%, 64% and 61.2%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission (“SEC”) on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D.

(6)
Bonstar, an Israeli company, holds 233,258 ordinary shares, which constitute approximately 2.2% of the outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.6% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 408,258 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.8% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments. The information included in this report is based on a Schedule 13D/A filed by, among others, Bonstar, Mr. Joseph Mor and Mr. Ishay Mor on December 22, 2010 and on other previous Schedule 13D filings by these persons.

(7)
According to public filings, Zohar Zisapel is an Israeli citizen. Pursuant to public filings made by Mr. Zisapel, the holdings of Mr. Zisapel consisted of: (i) 564,754 ordinary shares held by the Mr. Zisapel and (ii) 250 ordinary shares held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel. The information included in this report is based on a Schedule 13G/A filed by Mr. Zisapel on January 13, 2011.

MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

REELECTION OF DIRECTORS

Background

At the Shareholders Meeting, the shareholders will elect directors to serve on our Board of Directors.  Our Articles of Association provide for a Board of Directors consisting of not less than four and no more than eight members, as may be determined from time to time at a general meeting of our shareholders. The directors (other than the external directors) are elected annually at our annual meeting of shareholders and remain in office until the next annual meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles of Association. Our Board of Directors may elect additional directors to the Board of Directors.

Our Board of Directors is currently composed of the following seven directors: Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod, Anita Leviant, Barry Ben Zeev and Mordechai Bignitz. Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod and Anita Leviant are standing for reelection. Barry Ben Zeev is an external director whose current service term expires in December 29, 2012 and is also standing for reelection (see Item 2 of this Proxy Statement). Mordechai Bignitz is also an external director whose current service term expires in December 2014.

General

We are unaware of any reason why any of the nominees, if elected, should be unable to serve as members of our Board of Directors. If any of the nominees are unable to serve, Kalia Weintraub and Eran Zupnik, the persons named in the proxy, or either one of them, will vote the shares represented thereby “FOR” the election of other nominees proposed by our Board of Directors. All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

As a controlled company, within the meaning set forth in the NYSE Amex Company Guide, we are exempt from the requirement that a majority of a company’s board of directors qualify as independent directors within the meaning set forth in the NYSE Amex Company Guide and from the NYSE Amex Company Guide requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in connection with board composition and nominations.

Pursuant to the requirements of Section 224B(a) of the Israeli Companies Law, 1999 (as amended from time to time, the “Companies Law”), each of the director nominees provided us with a “Declaration of Competence” prior to the publication of the notice of annual meeting of shareholders. These declarations are available for review at our offices, at the address set forth above, during regular business hours.

The terms of service of current and future directors are submitted to our shareholders for approval under Item 4 of this Proxy Statement.

The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

The nominees for directors are:

Name	Age	Position with the Company
Shlomo Nehama(1)	57	Chairman of the Board and Director
Ran Fridrich(1)(2)	59	Director and Chief Executive Officer
Hemi Raphael	60	Director
Oded Akselrod(3)	65	Director
Anita Leviant(2)	57	Director
__________________________
(1)	Member of the Company’s Stock Option & Compensation Committee.
(2)	Member of the Company’s Corporate Governance Committee.
(3)	Member of the Company’s Audit Committee.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of Israel’s largest banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In addition, Mr. Fridrich is a consultant to Capstone Investments, CDO Repackage Program, since January 2005. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory in Israel, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004 and of Dorad Energy Ltd. Prior thereto, from 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

Oded Akselrod has served as a director of Ellomay since February 2002. Mr. Akselrod serves as a business advisor to corporations and investment funds in Israel. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including: member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of the international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University. Mr. Akselrod is also a director of Gadish Global Ltd., Gadish Investments in Provident Funds Ltd. and Geva Dor Investments Ltd.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in consulting and leading global and financial projects and cross border transactions between companies and /or individuals. For a period of twenty years, until 2005, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently also serves as President of the Israel-British Chamber of Commerce, Council Member of the UK- Israel Tech Council, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder and Head of the Advisory Board of the Center for Arbitration and Dispute Resolutions Ltd.

Information about Mordechai Bignitz, one of our external directors (whose current term in office expires in December 2014):

Mordechai Bignitz has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and currently serves as the chairman of the investment committee of Migdal Capital Markets, one of Israel's largest investment houses. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC) and from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER). From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. Mr. Bignitz serves as a director of ABLON Group Limited (London: ABL) and Israel Financial Levers (IFL) Ltd. (TASE: LVR). Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting.

Proposal

At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect each of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod and Anita Leviant, as directors of the Company to hold office until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

Shareholders may specify the names of the directors for which they wish to withhold their vote on the attached proxy card. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

REELECTION OF EXTERNAL DIRECTOR

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Companies Law to have at least two external directors. Each external director may serve for up to three terms of three years. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each only if our Audit Committee and our Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to us and the reasons for such proposed reelection are presented to our shareholders. Our other directors are elected annually.

Our currently serving external directors are Barry Ben Zeev, whose term of service is due to end on December 29, 2012 and Mordechai Bignitz, whose term of service is due to end on December 2014. Mr. Ben Zeev was elected for his first three-year term in the general meeting of our shareholders held on December 30, 2009 (the “2009 Shareholders Meeting”) and is standing for reelection for an additional three-year term, commencing December 30, 2012.

The Companies Law prescribes the requirements and qualifications of an external director. Among other requirements and limitations, in order to qualify as an external director an individual may not be a relative of a controlling shareholder and she or he, or her or his relative, partner, employer, direct or indirect supervisor or an entity she or he controls, may not have, and may not have had at any time during the previous two years, any affiliation to the company, the controlling shareholder of the company or a relative of the controlling shareholder of the company or to an entity that, on the date of appointment of during the preceding two years, is or was controlled by the company or by the company’s controlling shareholder. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director or if she or he, or her or his relative, partner, employer, direct or indirect supervisor, or an entity she or he controls, has other than negligible business or professional relations with any of the persons with which the external director himself may not be affiliated, even if such relations are not routine. In addition, at least one of the external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Companies Law.

In addition, for a period of two years following the termination of services as an external director, the company, its controlling shareholder and any entity the controlling shareholder controls may not provide any benefit to such former external director, directly or indirectly. The prohibited benefits include the appointment as an office holder in the company or the controlled entity, employment of, or receipt of professional services from, the former external director for compensation, including through an entity such former external director controls. The same prohibition applies to the former external director’s spouse and child for the same two-year period and to other relatives of the external director for a period of one year following the termination of services as an external director.

All of the external directors of a company must be members of its audit committee and at least one external director shall serve on every committee authorized to exercise any of the powers of the board of directors. Mr. Ben Zeev serves as the Chairman of our Audit Committee and on our Stock Option and Compensation Committee.

General

At the Shareholders Meeting, our shareholders will be asked to reelect Barry Ben Zeev as an external director for an additional term of three years, commencing December 30, 2012. We are unaware of any reason why Mr. Ben Zeev, if elected, should be unable to serve as a member of our Board of Directors. If Mr. Ben Zeev is unable to serve, Kalia Weintraub and Eran Zupnik, the persons named in the proxy, or either one of them, will vote the shares represented thereby “FOR” the election of another nominee proposed by our Board of Directors. Mr. Ben Zeev advised the Board of Directors that he intends to serve as a member of the Board of Directors if elected.

Pursuant to the requirements of Section 241 of the Companies Law, the nominee for external director provided us with a “Declaration of Competence” prior to the mailing of this proxy statement, declaring that he fulfills all the qualifications of an external director under the Companies Law and that he has the requisite accounting and financial expertise. Such declaration also includes a confirmation of fulfillment of the qualifications of an independent director and member of an audit committee under the applicable SEC rules and regulations and NYSE Amex Company Guide. Such declarations are available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to Mr. Ben Zeev, who is nominated for the position of external director and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominee:

Barry Ben Zeev, age 60, has served as an external director of Ellomay since December 30, 2009. Mr. Ben Zeev is a business strategic consultant. From 1978 to 2008, Mr. Ben Zeev served in various positions with Bank Hapoalim, one of the largest Israeli banks. During 2008, he served as the bank’s Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007, he served as the bank’s Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. (NASDAQ and TASE: PTNR), Kali Equity Markets, Hiron-Trade Investments & Industries Buildings Ltd. (TASE: HRON) and Poalim Asset Management (UK) Ltd., a subsidiary of Bank Hapoalim B.M. and on the advisory board of the Bereishit Fund. Mr. Ben Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University.

Required Vote

Pursuant to the Companies Law, the reelection of an external director nominated by a company’s board of directors (as is the case with Mr. Ben Zeev’s nomination) requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the external director does not exceed two percent of the outstanding voting power in the company. The Companies Law sets forth different majority requirements in the event the external director is nominated for reelection by one of the company’s shareholders.

Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Nechama Investments and Kanir, and Messrs. Fridrich and Raphael, who are members of our Board of Directors and director nominees, are each deemed to be our “controlling shareholders” for purposes of Section 268 of the Companies Law due to their holdings as set forth above, their respective positions with such entities and the 2008 Shareholders Agreement.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal (excluding, as mentioned above, a personal interest that is not related to a relationship with the controlling shareholders). Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family or of the shareholder’s spouse's family (or a spouse thereof) or a personal interest of a company with respect to which the shareholder (or any of the aforementioned family members) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Proposal

At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED,  to reelect Barry Ben Zeev as an external director for an additional term of three years, commencing December 30, 2012.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a controlling shareholder or has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

TERMS OF SERVICE OF EXTERNAL DIRECTOR

Background

At the Shareholders Meeting, our shareholders will be asked to approve the terms of service of the reelected external director.

General

Upon his initial nomination, Mr. Ben Zeev received an indemnification undertaking (which includes an undertaking to provide liability insurance) and an exemption letter, both in the form attached to the proxy statement delivered to our shareholders in connection with the 2009 Shareholders Meeting. In the event the new form of indemnification undertaking attached hereto as Appendix A is approved under Item 7 of this Proxy Statement, Mr. Ben Zeev shall be entitled to receive such updated form. In addition, Mr. Ben Zeev will be entitled to receive compensation as set forth below.

The compensation of an external director is governed by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”) and cannot generally be changed during the external director’s term in office (a period of three years).

Directors’ Fees

The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. At the 2009 Shareholders Meeting, our shareholders approved the payment to our current and future directors, including our external directors, of annual and attendance fees pursuant to the minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations are an annual fee of NIS 50,915 (equivalent to approximately US$13,300) and an attendance fee of NIS 1,800 (equivalent to approximately US$470) per board or committee meeting. According to the Compensation Regulations, an external director is entitled to 60% of the meeting fee if he participated in the meeting by means of communication and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

All cash amounts set forth above are updated twice a year based on increases in the Israeli consumer price index and are subject to changes in the amounts payable pursuant to Israeli law from time to time.

Directors’ Options

As previously approved by our shareholders and as submitted for shareholder approval under Item 4 of this Proxy Statement, any of our current and future directors are also entitled to receive an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Non-Employee Director Share Option Plan (the “1998 Option Plan”). These options are fully exercisable upon issuance with a maximum exercise period of 10 years (subject to some exceptions detailed in the 1998 Option Plan), and have an exercise price equal to the average closing bid and sale prices of the ordinary shares on the grant date, on the market on which the shares are traded.

Our Audit Committee and Board of Directors approved, and recommend that our shareholders approve, the terms of service of Mr. Ben Zeev as set forth hereinabove.

Required Vote

Pursuant to the Companies Law, the terms of service of members of our Board of Directors generally require the approval of our Audit Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter. The Compensation Regulations require, among other things, that the payment of minimum permitted annual fee and attendance fee and the grant of options to external directors be approved at the shareholders meeting in which such external director is appointed. Pursuant to the Compensation Regulations, the grant of options to an external director requires the same “special majority” that is required for the election of the external director and which is more fully described under “Item 2 – Reelection of External Director; Required Vote.”

Proposal

At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED,  to approve the terms of service of the external director, all as described in the Proxy Statement relating to the Shareholders Meeting.”

Upon the receipt of a properly signed and dated proxy, which, with respect to the applicable portion of this resolution, includes an indication as to whether or not the shareholder has a “personal interest” in the approval of this proposal, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

TERMS OF SERVICE OF CURRENT AND FUTURE DIRECTORS

Background

At the Shareholders Meeting, our shareholders will be asked to approve the terms of service of our current and future directors.

General

As previously approved by our Audit Committee, Board of Directors and shareholders, we provide our directors with terms of service that are the same as the terms of service of our external directors, including an indemnification undertaking (which includes an undertaking to provide liability insurance) and an exemption letter. We propose to continue to offer to our current and future directors the same terms of service provided to our external directors, as presented for approval under Item 3 of this Proxy Statement in connection with our reelected external director. In addition to the aforementioned indemnification, liability insurance and exemption, such terms of service include an annual fee, attendance fee and an annual grant of options, all as more fully described under Item 3 of this Proxy Statement.

In connection with the management services agreement by and among us, Kanir and Meisaf Blue & White Holdings Ltd., a private company controlled by Mr. Shlomo Nehama, which was extended for a three-year term at the annual meeting of our shareholders held on December 20, 2011, Messrs. Nehama, Fridrich and Raphael waived their right to receive the annual fee, attendance fee and options provided to our other directors.

Our Audit Committee and Board of Directors approved, and recommend that our shareholders approve, the terms of service of our current and future directors as set forth hereinabove.

Required Vote

Pursuant to the Companies Law, the terms of service of members of our Board of Directors generally require the approval of our Audit Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposal

At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED,  to approve the terms of service of current and future directors, all as described in the Proxy Statement relating to the Shareholders Meeting.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 5

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Shareholders will be asked to reappoint Somekh Chaikin, a member of KPMG International, as our independent auditors for the year ending December 31, 2012 and until the next annual meeting of our shareholders and to authorize our Board of Directors to approve their fees, following the approval of the Audit Committee, in accordance with the volume and nature of their services. Somekh Chaikin have been our independent auditors since 2011.

The following table sets forth the fees paid by us and our subsidiaries to Ernst & Young (who served as our auditors for the fiscal year ended December 31, 2010) and to Somekh Chaikin during 2010 and 2011, respectively:

	2010	2011
	(in thousands of U.S. Dollars)
Audit Fees(1)	$157	$93
Audit-Related Fees(2)	$20	-
Tax Fees(3)	$60	$23
All Other Fees	-	-

Total	$238	$116
______________________
(1)
Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Professional services related to due diligence investigations.
(3)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting.

Proposal

At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2012, and until the next annual meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.”

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 6

AMENDMENT OF OUR ARTICLES OF ASSOCIATION

(A) Amendments in connection with indemnification and liability insurance of office holders

General

Our Articles of Association permit us to provide indemnification, exemption and liability insurance to our office holders based on the limitations prescribed by the Companies Law. The term “office holder” is defined under the Companies Law as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager. The term “Officer” in our Articles of Association has the meaning ascribed to the term “office holder” in the Companies Law.

A recent amendment to the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and a corresponding amendment to the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (equivalent to approximately US$262,000), plus payments to persons who suffered damages as a result of the violation in an amount equal to the higher of: (i) compensation for damages suffered by all injured persons, up to 20% of the fine imposed on the violator, or (ii) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable monetary sanction.

The aforementioned amendments to the Companies Law and the Israeli Securities Law generally provide that a company cannot indemnify or provide liability insurance to cover monetary sanctions. However, these amendments do permit reimbursement by indemnification and insurance of specific liabilities. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them as described in clause (i) of the immediately preceding paragraph are permitted to be reimbursed via indemnification or insurance, provided that such reimbursements are permitted by the company's articles of association.

Accordingly, in order to update our Articles of Association with respect to indemnification and insurance to be in line with these amendments to the Companies Law and the Israeli Securities Law, and to enable us to indemnify and insure our office holders to the full extent permitted by law thereby retaining and attracting qualified candidates for membership on our Board of Directors, we proposes to amend our Articles of Association as set forth below.

Required Vote

As noted under Item 2 of this Proxy Statement, Messrs. Nehama, Raphael and Fridrich are all deemed to be our “controlling shareholders” for purposes of Section 268 of the Companies Law. As these office holders are deemed to be controlling shareholders, the Companies Law provides that the adoption of this proposal requires the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the Shareholders Meeting, which is also required to satisfy at least one of the following conditions: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who do not have a personal interest in the approval of the transaction or (ii) the total number of shares voted against the transaction by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the approval of this proposal with respect to our office holders who are deemed to be controlling shareholders, otherwise, the shareholder is not eligible to vote on such proposal. For a discussion of the provisions of the Companies Law regarding personal interests, please see “Item 2 – Reelection of External Director; Required Vote.”

To the extent that the proposed resolution is approved only by the affirmative vote of our ordinary shares, but not by the special majority of the non-interested shareholders as described above, we will make appropriate amendments to our Articles of Association to ensure that the proposed amendment applies only to directors and officers who are not, or are not related to, our controlling shareholders, or in respect of whom our controlling shareholders do not have a personal interest in their receiving indemnification or liability insurance from us.

Proposal

At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the following amendments to Articles 60 and 61 of our Articles of Association:

60.  Indemnity of Officers

60.1. The Company may, from time to time and subject to any provision of law, indemnify an Officer in respect of a liability or expense set out below which is imposed on him or incurred by him as a result of an action taken in his capacity as an Officer of the Company:

60.1.1. monetary liability imposed on him in favor of a third party by a judgment, including a settlement or a decision of an arbitrator which is given the force of a judgment by court order;

60.1.2. reasonable litigation expenses, including legal fees, incurred by the Officer as a result of an investigation or proceeding instituted against such Officer by a competent authority, which investigation or proceeding has ended without the filing of an indictment or in the imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law) or in connection with an administrative enforcement proceeding or a  financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Officer in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Israeli Securities Law, 1968 (as amended, the “Securities Law”), and expenses that the Officer incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; and

60.1.3. reasonable litigation expenses, including legal fees, which the Officer has incurred or is obliged to pay by the court in proceedings commenced against him by the Company or in its name or by any other person, or pursuant to criminal charges of which he is acquitted or criminal charges pursuant to which he is convicted of an offence which does not require proof of criminal intent.

60.2. The Company may, from time to time and subject to any provision of the law:

60.2.1. Undertake in advance to indemnify an Officer of the Company for any of the following:

(i) any liability as set out in Article 60.1.1 above, provided that the undertaking to indemnify is limited to the classes of events which in the opinion of the Board can be anticipated in light of the Company’s activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which the Board has determined are reasonable in the circumstances and, the events and the amounts or criteria that the Board deem reasonable in the circumstances at the time of giving of the undertaking are stated in the undertaking; ~~or~~

(ii) any liability stated in Article 60.1.2 or 60.1.3 above;

(iii) any matter permitted by applicable law.

60.2.2. indemnify an Officer after the occurrence of the event which is the subject of the indemnity.

61. Insurance of Officers

The Company may enter into an agreement for the insurance of the liability of an Officer, in whole or in part, with respect to any liability which may imposed upon such Officer as a result of an act performed by same Officer in his capacity as an Officer of the Company, for any of the following:

61.1.1. A breach of a cautionary duty toward the Company or toward another person;

61.1.2. A breach of a fiduciary duty toward the Company, provided the Officer acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the Company;

61.1.3. A monetary liability imposed upon an Officer toward another~~.~~;

61.1.4. Reasonable litigation expenses, including attorney fees, incurred by the Officer as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Officer in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that the Officer incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees;

61.1.5  Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Officer in the Company.”

The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder has a “personal interest” in the approval of this proposal, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

(B) Amendment enabling our Board of Directors to convene without notice subject to certain conditions

General

Our Articles of Association, in line with Section 100 of the Companies Law, require that the notice of a meeting of our Board of Directors be given within a reasonable length of time prior to the date of the meeting. A recent amendment to Section 102 of the Companies Law provides that the board of directors of a public company may convene for a meeting without prior notice in urgent situations and with the approval of a majority of the directors.

For the removal of doubt, we suggest to amend our Articles of Association to specifically include the new provision enabling the convening of board meetings subject to the conditions set forth in Section 102 of the Companies Law.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting.

Proposal

At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the following amendments to Article 39.1 of our Articles of Association:

39.1. The Chairman of the Board may, at any time, convene a meeting of the Board, and shall be obliged to do so (i) at least once every three months, (ii) upon receipt of a written demand from any one director, or (iii) in accordance with Section 122(4) or 169 of the Law. In the event there is no such Chairman or a meeting of the Board was not convened to a date which is no later than ten (10) days following delivery of such written demand or receipt of the relevant notice or report, any of the abovementioned directors may convene a meeting of the Board. Convening a meeting of the Board shall be made by delivering a notice thereof to all of the directors within a reasonable length of time prior to the date thereof. Such notice shall specify the exact time and place of the meeting so called and a reasonably detailed description of the all of the issues on the agenda for such meeting. In urgent situations, a meeting of the Board can be convened without any prior notice with the consent of a majority of the directors.”

The words proposed to be added are underlined.

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 7

GRANTING AMENDED INDEMNIFICATION UNDERTAKINGS (INCLUDING AN UNDERTAKING
TO PROVIDE LIABILITY INSURANCE) TO DIRECTORS

Background

The Companies Law permits an Israeli company to undertake to indemnify its office holders in advance and to provide liability insurance covering its office holders against and with respect to certain liabilities, subject to limitations that appear in the Companies Law and provided that such company’s articles permit such indemnification and insurance. Our Articles of Association permit us to provide such indemnification undertakings and to provide such insurance, subject to the limitations imposed by the Companies Law.

Pursuant to the Companies Law, the provision of indemnification undertakings to, and the provision of liability insurance for, members of our Board of Directors also requires the approval of our Audit Committee, Board of Directors and our shareholders. At our 2009 Shareholders Meeting, our shareholders approved, among other things, the entering into indemnification undertakings with our then current and future directors. As more fully described below, such indemnification undertaking also includes an undertaking to provide liability insurance for the recipient of the indemnification undertaking.

In addition, pursuant to a recent amendment to the Companies Law, the terms of service of controlling shareholders, which include the provision of indemnification undertakings and the provision of liability insurance, cannot continue for more than three consecutive years unless re-approved by the audit committee, board of directors and shareholders every three years. Our office holders who are also deemed to be controlling shareholders received indemnification undertakings from us, which as noted above include an undertaking to provide liability insurance, in connection with our 2009 Shareholders Meeting. Therefore, the indemnification undertaking previously granted to Messrs. Nehama, Raphael and Fridrich, and the undertaking to provide liability insurance included therein, are expected to expire on December 29, 2012.

General

In light of the recent amendments to the Companies Law and to the Israeli Securities Law described in Item 6 of this Proxy Statement and above, and provided that our Articles of Association are amended as proposed in such Item 6, we propose to amend our form of indemnification undertaking as contemplated by such amendments. We also propose other modifications required in light of the change in our business activities since the approval of the current form of indemnification undertaking, to ensure that our directors are afforded protection to the fullest extent permitted by law.

As noted above, our current form of indemnification undertaking includes an undertaking to purchase maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all of our office holders, in a total amount of not less than US$10M during the period the recipient of the indemnity undertaking serves as an officer holder of the Company and for a period of seven years thereafter. We maintain such liability insurance policy with a coverage of US$10 million per occurrence and in the aggregate and our annual premium is currently approximately US$45,000.

The proposed form of amended indemnification undertaking is attached hereto as Appendix A. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

For the avoidance of doubt, if the following proposal is not approved, the validity of the indemnification undertakings previously provided to our directors and our ability to provide future directors with an indemnification undertaking in the form previously approved by our shareholders will not be affected. In addition, in the event the new form of indemnification undertaking is approved but the requisite amendments to our Articles of Association (as set forth under Item 6 of this Proxy Statement) are not approved, our current and future directors will be entitled to receive amended forms of indemnification undertakings that do not include the revisions based on the proposed amendment to our Articles of Association.

As our current undertaking to provide liability insurance to Messrs. Nehama, Raphael and Fridrich will expire only on December 29, 2012, the approval with respect to the provision of liability insurance to our office holders who are deemed to be controlling shareholders will take effect on December 30, 2012.

Our Audit Committee and Board of Directors approved, and recommend that our shareholders approve, the amendments to the form of indemnification undertaking, including the provision of liability insurance as set forth therein, the replacement of the indemnification undertakings provided to our current members of the Board of Directors with the new approved forms and the provision of such new forms to any of our future directors, including office holders who are deemed to be controlling shareholders.

Required Vote

Pursuant to the Companies Law, the approval of the terms of service of directors, including the grant of indemnification undertakings and the provision of liability insurance, requires the approval of our Audit Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter.

As noted under Item 2 of this Proxy Statement, Messrs. Nehama, Raphael and Fridrich are all deemed to be our “controlling shareholders” for purposes of Section 268 of the Companies Law. Pursuant to Sections 270(4) and 275 of the Companies Law, the approval of the terms of service of controlling shareholders, including the approval of indemnification undertakings and provision of liability insurance, requires the approval of our Audit Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter provided that at least one of the following conditions is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who do not have a personal interest in the approval of the transaction or (ii) the total number of shares voted against the transaction by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the approval of this proposal with respect to our office holders who are deemed to be controlling shareholders, otherwise, the shareholder is not eligible to vote on the relevant portion of such proposal. For a discussion of the provisions of the Companies Law regarding personal interests, please see “Item 2 – Reelection of External Director; Required Vote.”

In connection with the undertaking to provide liability insurance to our office holders who are deemed to be controlling shareholders (currently Messrs. Nehama, Fridrich and Raphael) that is included in the indemnification undertaking, and the fulfillment of such undertaking, we intend to utilize an exemption that is available under the Relief Regulations. Regulation 1[2](5) of the Relief Regulations provides that in the event a company’s audit committee and board of directors determine that the insurance provided to the controlling shareholder is: (i) upon terms identical to those provided to the company’s other officers and directors, (ii) on market conditions and (iii) not likely to materially affect the company’s profitability, assets or liabilities, the approval of the company’s shareholders for the provision of liability insurance to controlling shareholders will not be required. In connection with the provision of liability insurance discussed herein, our Audit Committee and Board of Directors approved and confirmed the conditions set forth in the Relief Regulations. Nevertheless, pursuant to Regulation 1[3](a) of the Relief Regulations, one or more of our shareholders holding at least 1% of our issued share capital or voting rights have the right to oppose such exemption in writing. ANY OPPOSITION MUST BE RECEIVED BY US NO LATER THAN 14 DAYS FOLLOWING THE PUBLICATION OF THIS PROXY STATEMENT. In the event of such opposition, the provision of liability insurance for our office holders who are deemed to be controlling shareholders will require shareholders’ approval by the special majority detailed above. Accordingly, the approval of the provision of liability insurance for our office holders who are deemed to be controlling shareholders will only be presented for shareholder approval at the Shareholders Meeting if so required by one or more shareholders as explained above. If shareholders’ approval is not required under the Relief Regulations, then any votes and abstentions submitted on a proxy for Proposal 6 will only be taken into account with respect to such portion of this proposal that is not subject to the exemptions available under the Relief Regulations.

Proposal

At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the replacement of the existing form of indemnification undertaking with new undertakings in the form attached as Appendix A to the Proxy Statement, and the undertaking to provide liability insurance included therein and as set forth in the Proxy Statement, and the entering of the Company into such indemnification undertakings with each of its directors who are currently serving and directors who will be appointed in the future and with current and future office holders who are deemed to be controlling shareholders.”

Upon the receipt of a properly signed and dated proxy, which, with respect to the applicable portion of this resolution, includes an indication as to whether or not the shareholder has a “personal interest” in the approval of the portion of this proposal applicable to our office holders who are deemed to be controlling shareholders, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 8

GRANT OF EXEMPTION LETTERS TO
CURRENT AND FUTURE OFFICE HOLDERS DEEMED TO BE CONTROLLING
SHAREHOLDERS

Background

The Companies Law permits an Israeli company to provide exemptions from certain duties to its office holders, subject to limitations that appear in the Companies Law and provided that such company’s articles permit such exemption. Our Articles of Association permit us to provide such exemption, subject to the limitations imposed by the Companies Law.

At the 2009 Shareholders Meeting, our shareholders approved, among other things, the provision of exemption letters to our then current and future directors, including to Messrs. Nehama, Fridrich and Raphael, who are all deemed to be controlling shareholders. The form of exemption letter is attached hereto as Appendix B.

General

As explained under Item 7 above, the Companies Law now requires that the terms of service of controlling shareholders, such as an exemption letter, be approved by the audit committee, board of directors and shareholders every three years. Therefore, the exemption letters previously granted to Messrs. Nehama, Raphael and Fridrich are expected to expire on December 29, 2012.

Our Audit Committee and Board of Directors approved, and recommend that our shareholders approve, the grant of exemption letters to our office holders who are deemed to be controlling shareholders (currently Messrs. Nehama, Fridrich and Raphael), commencing December 30, 2012. For the avoidance of doubt, if the following proposal is not approved, the exemption letters previously provided to Messrs. Nehama, Fridrich and Raphael will remain in force until the date set forth above.

Required Vote

As noted under Item 2 of this Proxy Statement, Messrs. Nehama, Raphael and Fridrich are all deemed to be our “controlling shareholders” for purposes of Section 268 of the Companies Law and as noted under Item 7 of this Proxy Statement, the approval of the terms of service of controlling shareholders, including the provision of exemption letters, requires the approval of our Audit Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter provided that at least one of the following conditions is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who do not have a personal interest in the approval of the transaction or (ii) the total number of shares voted against the transaction by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the approval of this proposal with respect to our office holders who are deemed to be controlling shareholders, otherwise, the shareholder is not eligible to vote on such proposal. For a discussion of the provisions of the Companies Law regarding personal interests, please see “Item 2 – Reelection of External Director; Required Vote.”

Proposal

At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the grant of exemption letters to our current and future office holders who are deemed to be controlling shareholders, commencing December 30, 2012.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder has a “personal interest” in the approval of this proposal, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 9

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Background

As required by the Companies Law, our independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2011, will be presented for discussion at the Shareholders Meeting.

Our audited financial statements for the year ended December 31, 2011 are included in our 2011 Annual Report on Form 20-F, which was filed with the SEC on April 5, 2012. You may receive a hard copy of the complete audited financial statements for the fiscal year ended December 31, 2011, free of charge, upon request. You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1580, 100 F Street, N.E, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Shareholders Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders. If any other business is properly brought before the Shareholders Meeting, it is intended that Kalia Weintraub and Eran Zupnik, the persons named as proxies, or either one of them, will vote the shares in accordance with his or her respective discretionary authority and best judgment.

By Order of the Board of Directors, /s/ Shlomo Nehama Shlomo Nehama Chairman of the Board of Directors

Tel Aviv, Israel
May 16, 2012

Appendix A

 [Ellomay Capital Letterhead]
[Date]
[Name]

Re:           Indemnification Undertaking

Dear [Name]:

We, the undersigned, Ellomay Capital Ltd, hereby irrevocably and (except as set forth in section 3 below) unconditionally, agree and undertake to indemnify you for potential losses, costs, fines, liabilities, claims, penalties, damages, expenses, payments and other amounts ("Liabilities"), that you pay, or become obligated to pay, incur or suffer pursuant to, or in connection with, your capacity as an Office Holder, or any demands or claims which arise from, or are related to, your capacity as an Office Holder, as set forth below. By counter-signing this indemnification undertaking (this "Undertaking"), you thereby indicate your acceptance to the terms of this Undertaking.

For purposes of this Undertaking, references to the “Company”, “us” or “we” refer to Ellomay Capital Ltd. and references to “Office Holder” or “you” shall refer to you in your capacity as an Office Holder of the Company and/or another entity in which the Company holds shares or has interests and has requested your service as an Office Holder in such entity, and your heirs, executors and administrators.

Definitions

1.           In this Undertaking the following capitalized terms shall have meaning as set forth below:

1.1.           “Action”, or any derivative thereof, shall also include any decision to act or not to act or a failure to act, and including your Actions before the date of this Undertaking that were made during the term you served as an Office Holder in the Company and/or another entity in which the Company holds shares or has interests and in which you serve as an Office Holder at the Company’s request.

1.2.           “Companies Law” means the Companies Law, 5759 - 1999, as amended from time to time.

1.3.           “Office Holder” as defined in the Companies Law.

Obligation to Indemnify

2.           Without limiting the Company’s right to indemnify you in accordance with the Company’s Amended and Restated Articles of Association, as amended and restated from time to time, the Company hereby irrevocably and (except as set forth in section 3 below) unconditionally agrees, obliges and undertakes, with no right to renege:

2.1.           To indemnify you for future Liabilities, obligations or expenses, as specified below, imposed on you or that you become liable to pay in consequence, directly or indirectly, of an Action done in your capacity as an Office Holder of the Company or in consequence of being an Office Holder (in either cases whether arising after or prior to the date hereof), in the Company or in another entity in which the Company holds shares or has interests, as specified in this Section below:

   2.1.1.           a monetary Liability imposed on you or incurred by you in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved arbitrator's award, provided that such Liability is related, directly or indirectly, to one or more of the events specified in Exhibit A of this Undertaking and that the total indemnification amount will not exceed the amount specified in Section 2.2 below;

   2.1.2.           reasonable litigation expenses, including legal fees, incurred by you in consequence of an investigation or proceeding filed or conducted against you by an authority that is authorized to file or conduct such investigation or proceeding, and that ended without filing an indictment against you and without imposing on you financial obligation in lieu of a criminal proceeding, or that ended without filing an indictment against you but with imposing on you a financial obligation in lieu of a criminal proceeding in respect of an offense that does not require the proof of criminal thought ("Machshava Plilit") or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on you in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Israeli Securities Law, 1968 (as amended, the “Securities Law”), and expenses that you incur in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

For the purposes of this Section 2.1.2: (i) a proceeding that ended without filing an indictment in a matter in respect of a which an investigation was conducted, means – closing the file pursuant to Section 62 of the Criminal Procedure Law [Combined Version] 5742 – 1982 (the “Criminal Procedure Law”) or a stay (postponement) of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Law; and (ii) “Financial obligation in lieu of a criminal proceeding,” means – a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law 5746 – 1985, a fine with respect to an offense which was determined as a “finable offense” under the Criminal Procedure Law, a monetary sanction or a forfeit ("Koffer").

  2.1.3.           reasonable litigation expenses, including legal fees, incurred by you or which you are ordered to pay by a court, in proceedings filed against you by the Company, or on its behalf, or by another person, or in a criminal charge of which you were acquitted, or in a criminal charge of which you are convicted of an offence that does not require proof of criminal thought.

  2.1.4           Any other Liability and/or litigation expenses (including legal fees), which, according to applicable law and the Company’s Amended and Restated Articles of Association, each as shall be in effect from time to time, the Company could indemnify an Office Holder for.

2.2.           The aggregate indemnification amount payable by the Company pursuant to Section 2.1.1 above (beyond, and in addition to, sums payable to you from insurance companies in connection with insurance policies that the Company has purchased), shall not exceed, in the aggregate pursuant to all the letters of indemnification that were issued by the Company to its Office Holders, an amount equal to the higher of (i) fifty percent (50%) of the Company’s net equity at the time of indemnification, as reflected on its most recent financial statements at such time, or (ii) the Company’s annual revenue in the year prior to the time of indemnification, (the “The Maximum Indemnification Amount”).

2.3.           In the event the indemnification amount the Company is required to pay to you, as set forth in Section 2.1.1 above, exceeds the Maximum Indemnification Amount (as existing at that time), the Maximum Indemnification Amount or its remaining balance will be divided pro rata between the Office Holders entitled to indemnification, based on the ratio between the amount each individual Office Holder is eligible to receive and the aggregate amount payable to all Office Holders at the time of the indemnification.

2.4.           Upon the occurrence of an event by virtue of which you are likely to be entitled to indemnification, the Company shall advance to you, from time to time (but no later than ten (10) days from your request), the funds required to cover the expenditures and payments related to handling the proceeding or investigation related to such event (including legal fees and expenses), in a manner that you shall not be required to pay for or personally finance such expenditures and payments (including your legal fees and expenses), subject to the conditions and instructions in this Undertaking.

2.5.           You will not be indemnified for any of the following:

    2.5.1.           A breach of a fiduciary duty, except for a breach of a fiduciary duty while acting in good faith and having reasonable grounds to assume that such act would not harm the Company;

    2.5.2.           A breach of the duty of care towards the Company, caused intentionally or recklessly, except for a breach done in negligence only;

    2.5.3.           An act done with intent to make unlawful personal profit; or

    2.5.4.           A fine, forfeiture, financial sanction or monetary penalty imposed upon you.

2.6           As part of the Company's undertakings in accordance with this Undertaking, the Company shall also produce any collateral, security, bond or other guarantee that you shall be required to produce as a result of any interim legal procedure (as long as the Company shall not be required to produce any collateral security or other guarantee in the event of a criminal procedure involving the proof of criminal thought) (the "Securities"), including any Securities that shall be required for the substitution of any encumbrances on any of your assets, provided, that the total amount of outstanding Securities, provided to you or to any other Office Holders of the Company, including seized Securities, together with the total monies received by you and other Office Holders in accordance with this Undertaking and similar undertakings provided by the Company, shall not exceed the Maximum Indemnification Amount.

Conditions to Indemnification

3.           The obligation to indemnify in accordance with this Undertaking is subject only to the conditions set forth in this Section 3:

3.1.           You shall notify the Company in writing of every legal proceeding that is brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing pertaining to legal proceedings that may be commenced against you. This notice shall be made in a timely manner, as soon as practicable after you shall first be aware of such proceedings or warning, and you shall provide the Company or, the person designated by the Company, all documents in connection with such proceedings.

3.2.           Upon the occurrence of an event that may entitle you to indemnification, you may appoint counsel of your choice, unless such counsel is reasonably deemed unacceptable by the Company (in which case you will select another counsel), and provided that you inform the Company as soon as practicable of the identity of the counsel. If you do not inform the Company of your choice of counsel as soon as practicable after the need to retain arises, the Company may (but is not obligated to) appoint counsel on your behalf, within forty-five (45) days from the time of receiving the notice described in Section 3.1 above (or within a shorter period of time if the matter requires filing a response in any proceeding); provided, however, that in the event that a conflict of interest shall arise between you and the Company, you shall be entitled to appoint counsel on your behalf in addition to such Company-appointed counsel, and the provisions of this Undertaking shall apply to fees and expenses you may incur as a result of such appointment.

3.3.           Subject to your prior written consent, which shall not be unreasonably withheld, the Company may decide to settle a monetary obligation in a civil proceeding. Your consent shall not be deemed unreasonably withheld if, as a result of such settlement, the lawsuit or the threat of a lawsuit against you shall not be fully and irrevocably dismissed, and any cause of action underlying such lawsuit or threat waived and released, without imposition on you of any Liability that is not fully indemnifiable hereunder.

3.4.           The Company and you shall cooperate with each other and with any counsel as set forth above in every manner that shall reasonably be required in connection with the handling of such legal proceedings, provided, that the Company shall cover all of your reasonable out-of-pocket expenses, subject to Section 3.2 above.

3.5.           You will not be indemnified for amounts you shall be required to pay as a result of a settlement, unless the Company agrees, in writing, to the settlement.

3.6.           The Company shall not be required to pay, according to this Undertaking, monies that were actually paid to you, or on your behalf or in your stead, through an insurance policy that the Company procured or through an obligation to any indemnification that was made by any other person other than the Company.  For avoidance of doubt, it shall be clarified that the indemnification amount according to this Undertaking shall be independent of, and in addition to, the amount that shall be paid (if paid) pursuant to an insurance policy and/or any other indemnification.

3.7.           Upon your request for an execution of a payment in connection to any event according to this Undertaking, the Company shall take all steps according to applicable law to pay such payment and will do all that is required to obtain any approval that is required. If any required approval is not given for any reason, a payment, or any part of it, that will not be approved, as said above, shall be subject to the approval of a court and the Company shall take all legal steps to attain the court’s approval. If any amount due to you pursuant to this Undertaking is not paid to you, fully and timely (and in no event later than thirty (30) days of your request), by the Company, you may, at any time thereafter, bring an action against the Company to recover the unpaid amount and you shall also be entitled to be paid for (and/or advanced) the reasonable litigation expenses (including legal fees) of bringing such action.

Term

4.           The Company’s obligations according to this Undertaking shall remain valid even if you have ceased to be an Office Holder of the Company, for any reason whatsoever, provided that acts for which you are given a commitment of indemnification were performed during the time you served as an Office Holder of the Company.

Reimbursement of the Company

5.           In the event that the Company shall pay to you or in your place any amount pertaining to this Undertaking in connection with a legal proceeding, and afterwards it shall be determined that you are not entitled to any indemnification from the Company, you shall be required to repay such amounts plus (i) linkage differentials linked to the Israeli Consumer Price Index; and (ii) interest at the minimum rate determined from time to time for purposes of Section 3(i) of the Income Tax Ordinance, 1961. You will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall reasonably determine.

Insurance

6.           The Company shall maintain insurance with a reputable insurer to insure your liability for an obligation imposed on you in consequence of an act done in your capacity as an Office Holder of the Company, in any of the following cases:

6.1.    a breach of the duty of care towards the Company or towards another person.

6.2.    a breach of fiduciary duty towards the Company, provided that you acted in good faith and had reasonable basis to assume that the act would not harm the Company.

6.3.    a monetary obligation imposed on you in favor of another person.

6.4.    reasonable litigation expenses, including attorney fees, incurred by you as a result of an administrative enforcement proceeding instituted against you. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on you in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that you incur in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

6.5.    Any other Liability and/or litigation expenses (including legal fees), for which, according to applicable law and the Company’s Amended and Restated Articles of Association, each as shall be in effect from time to time, the Company could maintain liability insurance for an Office Holder.

The abovementioned insurance for all of the Office Holders of the Company shall be in the total amount of not less than US$10,000,000 (ten million US Dollars). The Company undertakes to maintain such insurance during the period you serve as an Office Holder of the Company and for a period of 7 (seven) years commencing on the day you have ceased from serving as an Office Holder of the Company.

Non-Exclusivity

7.           The indemnification provided by this Undertaking shall not be deemed exclusive of any rights to which you may be entitled under the Company’s organizational documents, any agreement, any resolution of the Board or vote of shareholders, applicable law, or otherwise, both as to action in your official capacity and as to action in another capacity while holding such office.

Miscellaneous

8.           If, at the time of receipt of a notice by the Company pursuant to Section 3.1 above, the Company has a directors and officers liability insurance in effect, the Company will give prompt notice of the proceedings to the insurers in accordance with the procedures set forth in the policies and shall thereafter take all necessary or desirable action to cause such insurers to pay, on your behalf, all amounts payable as a result of such proceeding in accordance with the terms of such policies.

9.           This Undertaking may not be cancelled, amended, modified or supplemented in any respect, except by a subsequent writing executed by both the Company and you.

10.           The headings of the paragraphs of this Undertaking are inserted for convenience only and shall not be deemed to constitute part of this agreement or to affect the construction thereof.

11.           The Company’s obligations according to this Undertaking shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, and for the purposes for which it was intended.  In the event of a conflict between any provision of this Undertaking and any provision of law that cannot be superseded, changed or amended, such provision of law shall supersede the specific provision in this Undertaking, but shall not limit or diminish the validity of the remaining provisions of this Undertaking.

12.           Neither this Undertaking nor any part thereof may be assigned or transferred to any third party and may not be relied upon by any third party, including, but not limited to, any insurance company. This Undertaking shall be binding upon the Company and its successors and assigns and shall inure to your benefit and the benefit of your heirs, executors and administrators.

13.           This Undertaking may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. This undertaking may be executed by facsimile transmission.

14.           This Undertaking shall be governed by, interpreted and construed in accordance with the laws of the State of Israel. The competent courts in Tel Aviv, Israel shall have sole and exclusive jurisdiction regarding any dispute or claim arising hereunder.

15.           All notices and other communications under this Undertaking shall be in writing and shall be deemed duly given (i) if delivered by hand and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed in Israel by domestic registered mail with postage prepaid, on the third business day after the date postmarked.  Addresses for notice to either party are as shown on the signature page of this Undertaking, or as subsequently modified by written notice.

Please indicate your acceptance to the terms of this Undertaking by signing and dating them and returning a counterpart hereof to us.

Sincerely,

Ellomay Capital Ltd.

By: ________________________________
Name:         [Name]
Title:           [Title]

I agree to all terms of this Undertaking:

Signature:       ________________
Name:              [Name]
Date:               [Date]

Exhibit A - Indemnifiable Events

Subject to any provision of the law, the events are as follows, including any claim or demand of the following:

1.           The issuance of securities including, but not limited to, the offering of securities to the public according to a prospectus, a private offering, the issuance of bonus shares or any other manner of security offering.

2.           Any “Transaction”, as defined in Section 1 of the Companies Law, including any Transaction not in the ordinary course of business, including the negotiation for, the signing and the performance of such transaction, including transfer, sale, purchase or pledge of assets or liabilities (including securities), or the receiving of any right in any one of the above, receiving credit, granting securities and any Action connected directly or indirectly with such a Transaction.

3.           Any filing or announcement required by Companies Laws and/or applicable securities laws and/or according to rules and/or regulations adopted by any Stock Exchange the Company’s securities or the securities of any affiliates or subsidiaries of the Company are traded in.

4.           Any decision regarding distribution, as defined in the Companies Law, including but not limited to decisions and Actions in connection with repurchases of the Company’s securities.

5.           A change in the structure of the Company or the reorganization of the Company or any decision pertaining to these issues including, but not limited to, a merger, a split, a settlement between the Company and its shareholders and/or creditors, a change in the Company’s capital, the establishment of subsidiaries and their liquidation or sale, an allotment or distribution.

6.           An announcement, a statement, including a position taken, or an opinion made in good faith by an officer in the course of his duties and in conjunction with his duties, including during a meeting of the Company’s board of directors or one of its committees.

7.           An Action made in contradiction to the Company’s Memorandum of Association or Second Amended and Restated Articles of Association.

8.           Any Action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits (including allocation of securities to employees).

9.           Any Action or decision in relation to work safety and/or working conditions.

10.           Negotiation for, signing and performance of insurance policy.

11.           Any of the ~~above~~events set forth in this Exhibit A, pursuant to the Office Holder’s position in affiliated entities or in an entity controlled by the Company.

12.            Any claim or demand made by a customer, suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

13.           Participation and/or non participation at the Company’s meetings of the board of directors or committees thereof, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s meetings of the board of directors or committees thereof.

14.           Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any affiliates or subsidiaries of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

15.           Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, its subsidiaries or affiliates.

16.           Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

17.            Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

18.           Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (a) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or  public health law.

19.           Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its subsidiaries and/or affiliates, or any of their respective business operations.

20.           Actions in connection with the Company’s testing of products and/or in connection with the sale, distribution, license or use of such products.

21.           Act or omissions resulting in the failure to maintain appropriate insurance and/or inadequate safety measures and/or a malpractice of risk management.

22.           Any occurrences in connection with investments the Company makes in other corporations or businesses whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof.

23.           Selling, buying or holding marketable securities for or on behalf of the Company, and decisions as to the investment of funds of the Company in accounts, securities, and the like and decisions concerning other financial transactions, such as hedging transactions.

Appendix B

[Ellomay Capital Letterhead]
[Date]

[Name]

Dear [Name],

Re:           Exemption from Breaches of Duty of Care

We, the undersigned, Ellomay Capital Ltd., hereby irrevocably and unconditionally exempt you, in advance, from all of your liabilities for any and all losses, costs, fines, claims, penalties, damages, expenses, payments and other amounts (“Liabilities”), which may result, directly or indirectly, from a breach of your duty of care to the Company, as set forth herein. By acknowledging this letter, you thereby indicate your acceptance to the terms of this letter.

For purposes of this letter, references to the “Company”, “us” or “we” refer to Ellomay Capital Ltd. and references to “Office Holder” or “you” shall refer to you in your capacity as an officer or director of the Company.

Exemption

1.
Subject to the restrictions imposed by the Companies Law, and the limitations set forth herein, but without derogating from any of your rights under applicable law, the Company hereby irrevocably and unconditionally exempts you in advance from all of your liability for any and all Liabilities which may result, directly or indirectly, from a breach of your duty of care towards the Company, to the fullest extent permitted by law (including, without limiting the generality of the foregoing, damages sought through a derivative action filed by a director or shareholder on the Company’s behalf, except for derivative actions filed by you in your capacity as a director).

To the extent you hold or will hold office as an Office Holder of any of its wholly owned subsidiaries (the “Subsidiaries”) and subject to the applicable laws of the Subsidiaries, the Company further undertakes to use its best efforts to cause the Subsidiaries to exempt you from breaches of your duty of care towards them under the terms of this letter or similar terms permitted under applicable law.

Limitations

2.	No exemption under this letter will be valid or available in the event that:

2.1.	you receive payment under an insurance policy with respect to the breach of duty of care giving rise to such liability, other than amounts which are in excess of such insurance coverage;

2.2.	you breached your fiduciary duty towards the Company;

2.3.	you breached your duty of care towards the Company intentionally or recklessly, except for a breach done in negligence only; or

2.4.	you acted with intent to make unlawful personal profit.

3.
The Company’s obligations hereunder shall commence on the date on which you commenced your office or employment as an Office Holder (the “Effective Date”) and will continue after termination of your office or employment by the Company with respect to actions or omissions giving rise to liability covered by the terms of this letter and which occur on or after the Effective Date and through the termination of your office or employment.

Miscellaneous

4.
The exemption provided by this letter shall not be deemed exclusive of or derogating from any rights to which you may be entitled under the Company’s organizational documents, any agreement, any vote of shareholders, applicable laws, or otherwise, both as to action in your official capacity and as to action in another capacity while holding such office.

5.
Subject to Section 4 above, this letter supersedes any and all prior discussions, representations, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent writing executed by both the Company and you.

6.
This letter will not derogate from nor will it be deemed an amendment of any indemnification or insurance commitment previously made by the Company to you, subject to the compliance of any such commitment with the restrictions imposed by the Companies Law and the Company’s Amended and Restated Articles of Association.

7.	The headings of the paragraphs of this letter are inserted for convenience only and shall not be deemed to constitute part of this letter or to affect the construction thereof.

8.
In the event of any change in any applicable law, statute or rule which narrows the right of an Israeli company to exempt or exculpate an Office Holder, such changes, to the extent not otherwise required by such law, statute or rule to be applied to this letter shall have no effect on the terms hereof or the parties’ rights and obligations hereunder.

9.
If all or any part of the terms hereof is held invalid or unenforceable by local law and/or a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other provisions hereof that are valid and enforceable all of which shall remain in full force and effect, as applicable. Furthermore, if such invalid or unenforceable provision may be modified or amended so as to be valid and enforceable as a matter of law and to give effect to an outcome which is consistent with that what was intended by the parties hereto, such provisions will be deemed to have been automatically modified or amended accordingly.

10.
This letter shall be binding upon the Company and its successors and assigns. The terms of this letter are personal and therefore you may not assign, delegate or transfer any of its rights hereunder, and any attempt to do so shall be null and void; provided, however, that this letter shall inure to the benefit of your administrators, executors and heirs.

11.
This letter may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. This letter may be executed by facsimile transmission.

12.
This letter shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without application of the conflict of laws principles thereof. Any dispute arising out of or in connection with this letter shall be subject to the sole and exclusive jurisdiction of the competent courts in the District of Tel Aviv any claim of inconvenient forum is hereby irrevocably waived.

Please indicate your acknowledgment of the terms of this letter agreement by signing and dating them and returning a counterpart hereof to us.

Sincerely yours,

Ellomay Capital Ltd.

By: _____________________
Name: [Name]
Title:   [Title]

I acknowledge the terms of this letter:

Signature:    ________________
Name:           [Name]
Date:            [Date]

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